(As filed on July 11, 2005)
                                                               File No. 70-10078

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                    ----------------------------------------

                                     POS AMC
                         POST-EFFECTIVE AMENDMENT NO. 3
                                (Amendment No. 6)
                                       to
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     --------------------------------------

                               AMEREN CORPORATION
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                                  CILCORP INC.
                    AMERENENERGY RESOURCES GENERATING COMPANY
                       CILCORP INVESTMENT MANAGEMENT, INC.
                               300 Liberty Street
                             Peoria, Illinois 61602

                  (Names of companies filing this statement and
                    addresses of principal executive offices)

                     ---------------------------------------

                               AMEREN CORPORATION

                 (Name of top registered holding company parent)

                      -------------------------------------

                               Steven R. Sullivan
              Senior Vice President, General Counsel and Secretary
                             Ameren Services Company
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                     (Name and address of agent for service)

            --------------------------------------------------------


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   The Commission is requested to send copies of all notices, orders and other communications in connection with this Application/Declaration to:

     Craig W. Stensland,                         William T. Baker, Jr., Esq.
     Associate General Counsel                   Thelen Reid & Priest LLP
     Ameren Services Company                     875 Third Avenue
     1901 Chouteau Avenue                        New York, New York  10022
     St. Louis, Missouri 63103

ITEM 1. DESCRIPTION OF THE PROPOSED TRANSACTIONS.
        ----------------------------------------

     1.1 Background. Ameren Corporation ("Ameren"), whose principal business address is at 1901 Chouteau Avenue, St. Louis, Missouri 63103, is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Ameren directly owns all of the issued and outstanding common stock of Union Electric Company, d/b/a "AmerenUE," Central Illinois Public Service Company, d/b/a "AmerenCIPS," and Illinois Power Company d/b/a "AmerenIP," and indirectly through CILCORP Inc. ("CILCORP"), an exempt holding company, owns all of the issued and outstanding common stock of Central Illinois Light Company, d/b/a "AmerenCILCO." Together, AmerenUE, AmerenCIPS, AmerenIP and AmerenCILCO provide retail and wholesale electric service to approximately 2.3 million customers and retail natural gas service to approximately 935,000 customers in parts of Missouri and Illinois. In addition, AmerenCILCO holds all of the outstanding common stock of AmerenEnergy Resources Generating Company ("AERG"), a non-exempt electric utility generating subsidiary to which AmerenCILCO transferred substantially all of its generating assets in October 2003.

     CILCORP Investment Management, Inc. ("CIM") is a direct wholly-owned non-utility subsidiary of CILCORP. CIM holds investments in several leasing transactions, including those held through its wholly-owned subsidiaries: CIM Air Leasing, Inc. ("CIM Air"), CILCORP Lease Management Inc. ("CLM"), CIM Leasing, Inc. ("CIM Leasing") and CIM Energy Investments, Inc. ("CIM Energy"). CIM also owns interests in the following partnerships: Midwest Corporate Tax Credit Fund, LP; Midwest Corporate Tax Credit Fund II, LP; Provident Tax Credit Fund III, LP; Illinois Equity Fund 1992 Limited Partnership; Illinois Equity Fund 1994 Limited Partnership; Illinois Equity Fund 1996 Limited Partnership; and Illinois Equity Fund 1998 Limited Partnership (together, the "Housing Credit Partnerships").

     1.2 Prior Proceedings. By order dated January 29, 2003, in this proceeding (Holding Co. Act Release No. 27645) (the "Initial Order"), the Commission authorized Ameren to acquire all of the issued and outstanding common stock of CILCORP. Ameren completed the acquisition of CILCORP on January 31, 2003. In the Initial Order, the Commission reserved jurisdiction over Ameren's retention of certain indirect non-utility subsidiaries and investments of CILCORP under
Section 11(b)(1) of the Act, including the following:

     o CIM's 40% interest (held by CIM Air through a grantor trust) in Freighter Express Partners ("FEP"), which owns a commercial aircraft that is leased to an unrelated third party under an agreement dated as of October 1, 1993 and subject to non-recourse lease debt (the "FEP Partnership Interest").

     o CIM's 100% interest (held by CIM Leasing through a grantor trust) in passenger railcars that are leased to an unrelated third party under an agreement dated as of September 1, 1993 and subject to non-recourse lease debt (the "Railcars Interest").

     o CLM's 7.4257% interest (held through a grantor trust) in Unit No. 1 of the Springerville Power Plant, which is leased to an unrelated third party under an agreement dated December 15, 1986 and subject to non-recourse lease debt (the "Power Plant Interest").

     o CLM's 49.9% interest (held by two wholly-owned subsidiaries, CLM Inc., IV ("CLM IV") and CLM XII, Inc. ("CLM XII")) in D.C.L. Leasing Partners Limited Partnership, Ltd.-IV ("DCL IV"), which owns an office building in California that is leased to an unrelated third party under an agreement dated November 10, 1982 and subject to a mortgage (the "California Office Building Interest").

     o CLM's 49.9% interest in D.C.L. Leasing Partners Limited Partnership, Ltd.-VI ("DCL VI"), which owns an office building in Delaware that is leased to an unrelated third party under an agreement dated April 1, 1984 and subject to a mortgage (the "Delaware Office Building Interest"). CLM XI, Inc. ("CLM XI") and CLM Inc., VI ("CLM VI"), each a wholly owned subsidiary of CLM X, Inc. ("CLM X"), together own the Delaware Office Building Interest. CLM X is a wholly-owned subsidiary of CLM.

     o CLM's 14.95016611% interest (held by CLM VI through a grantor trust) in a waste-to-energy electric generating facility that is leased to an unrelated third party under an agreement dated July 21, 1997 and subject to non-recourse lease debt (the "Generation Facility Interest").

     o CLM's 50% interest (held by CLM Inc.-VII ("CLM VII") and CLM Inc.-VIII ("CLM VIII"), each a wholly owned subsidiary of CLM, through a grantor trust) in 24 commercial real estate properties, each of which is leased to an unrelated third party under an agreement dated as of December 1, 1986 and subject to non-recourse lease debt (the "Commercial Real Estate Interest").

     The Railcars Interest, the Power Plant Interest, and the Generation Facility Interest are herein referred to as the "Equipment Interests." The FEP Partnership Interest, the California Office Building Interest, the Delaware Office Building Interest, and the Commercial Real Estate Interest are herein referred to as the "Non-Equipment Interests." The Equipment Interests and the Non-Equipment Interests are together referred to herein as the "Lease Interests."/1/

     By order dated April 15, 2004, in this proceeding (Holding Co. Act Release No. 27835) (the "Supplemental Order"), the Commission determined that certain non-utility interests and investments (referred to as the "Non-Retainable Interests") of CILCORP, including the Lease Interests described above, are not retainable by Ameren under the standards of Section 11(b)(1) of the Act./2/ The Supplemental Order requires that Ameren cause CIM or any subsidiary to sell or

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1    An organizational chart showing Ameren's current relationship to CILCORP,
     CIM and the Lease Interests is filed as Exhibit E-6 hereto.

2 In addition to the Lease Interests, the Non-Retainable Interests include a 2% membership interest in the Peoria Chiefs Community Baseball Club, L.L.C., which is owned by CILCORP Ventures Inc. ("CVI"), a direct wholly-owned subsidiary of CILCORP. Under the Supplemental Order, CVI was also directed to reduce its ownership of the outstanding voting securities of Biotechnology Research and Development Corporation (currently approximately 11%) to below 5%.


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


otherwise dispose of the Non-Retainable Interests not later than January 31, 2006. In Post-Effective Amendment No. 2, Ameren committed that, within 24 months of receipt, it would either (i) expend the net proceeds from any sale or disposition of a Non-Retainable Interest to either retire or cancel securities representing indebtedness of the transferor or otherwise purchase property other than "nonexempt property" within the meaning of section 1083 of the Internal Revenue Code of 1986, as amended (the "Code") or (ii) invest such amount as a contribution to the capital, or as paid-in surplus, of another direct or indirect subsidiary of Ameren in a manner that satisfies the nonrecognition provisions of Code section 1081.

     1.3  Summary of Relevant Provisions of the Code.

     Code section 1081(b)(1) provides for the nonrecognition of gain or loss from a sale or exchange of property made in obedience to a Commission order. Code section 1082(a)(2) requires that any unrecognized gain under Code section 1081(b)(1) be applied to reduce the basis of the transferor's remaining assets in a specified manner.

     An exception from this nonrecognition treatment exists under Code section 1081(b)(1) where certain "nonexempt property" is received by the transferor./3/ If any such "nonexempt property" is received, gain must be recognized unless, within 24 months of the transfer, the "nonexempt property" is expended for property other than "nonexempt property" or invested in accordance with Code section 1081(b)(2) and the Commission's order recites that such expenditure or investment is necessary or appropriate to the integration or simplification of the transferor's holding company system. Code section 1081(b)(3) provides that an appropriate expenditure for property other than "nonexempt property" for purposes of Code section 1081(b)(2) includes each of (1) a payment in complete or partial retirement or cancellation of securities representing indebtedness of the transferor and (2) the amount of any liability of the transferor that is assumed (or to which transferred property is subject) in connection with any transfer of property in obedience to a Commission order.

     Code section 1081(d) provides for the nonrecognition of gain or loss from certain intercompany transactions within the same system group if such transactions are made in obedience to a Commission order.

     1.4 Sale of the Lease Interests. On June 7, 2005, CILCORP entered into a letter of intent with a buyer (the "Buyer") pursuant to which CILCORP has agreed to sell and Buyer (or one or more of its designated funds) has agreed to purchase the Lease Interests. Subject to the satisfaction of conditions precedent that are usual and customary for a transaction of this sort, including, without limitation, the execution of definitive sale documentation, Buyer has agreed to purchase the Lease Interests for an aggregate total purchase price, subject to adjustment for rental accruals to the closing date (the

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3    The term "nonexempt property" is defined in Code section 1083(e) to include, among other things, cash and indebtedness of the transferor that is cancelled or assumed by the purchaser in the exchange.


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


"Closing Date") of $[*], comprised of an aggregate cash purchase price of $[*] (subject to adjustment) and assumption of lease indebtedness in the aggregate principal amount of $[*]. With respect to each of the Lease Interests, the transaction will be structured either as a direct purchase and sale of the Lease Interest or a purchase and sale of the equity interests of the legal entity or entities directly or indirectly holding such Lease Interest, as the parties may mutually agree. The definitive purchase agreement will be filed by amendment hereto as Exhibit B-4. [*] - CONFIDENTIAL TREATMENT REQUESTED BY AMEREN CORPORATION

     The sale of the Lease Interests will result in a significant amount of gain for federal income tax purposes. Accordingly, as contemplated by the Supplemental Order, Ameren has structured the sale transactions in a manner that will enable it to utilize the non-recognition provisions of Code section 1081. In order to achieve this result, Ameren will cause CILCORP, CIM, and certain of its other direct and indirect subsidiaries (as described below) to engage in a series of essentially simultaneous intercompany transactions the purposes of which are (1) to transfer certain investments of CIM that are not among the Non-Retainable Interests (and are thus not part of the sale to the Buyer) to other direct or indirect subsidiaries of Ameren, and (2) to structure the sale of the Lease Interests to occur from a subsidiary or subsidiaries of Ameren with sufficient tax basis in similar classes of property to absorb the basis reductions required by Code section 1082(b).

     More specifically, to comply with the Supplemental Order, Ameren and its subsidiaries will engage in the following transactions (the "Proposed Transactions"):

     1. On or prior to the closing date under the purchase agreement (the "Closing Date"), Ameren Energy Resources Company ("Resources"), an Intermediate Subsidiary that is directly owned by Ameren,/4/ will contribute the stock of certain of its direct non-utility subsidiaries to Ameren Energy Development Company ("Development"), which is also a direct wholly-owned non-utility subsidiary of Resources./5/

     2. On or prior to the Closing Date, (a) CIM will distribute the stock of CIM Energy to CILCORP, (b) CIM will transfer its interests in the Housing Credit Partnerships to an affiliated entity by a combination of distributions and contributions, and (c) CIM Leasing will transfer

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4    See Ameren Corporation, et al., Holding Co. Act Release No. 27777 (Dec. 18,
     2003) (the "December 2003 Order"), authorizing, among other things, Ameren to organize and acquire the securities of Intermediate Subsidiaries to engage exclusively in the business of acquiring, owning and/or financing the acquisition of other exempt and non-exempt non-utility companies.

5 Resources will contribute to Development the stock that it holds in Illinois Materials Supply Co., Ameren Energy Marketing Company, and Ameren Energy Fuels and Services Company, which are "energy-related companies" under Rule 58, and Electric Energy, Inc. and AmerenEnergy Medina Valley Cogen (No. 4), which are "exempt wholesale generators" ("EWGs") under
     Section 32 of the Act. Under the December 2003 Order, Ameren is authorized to reorganize its ownership interest in exempt and non-exempt non-utility subsidiaries under Intermediate Subsidiaries.

          its interest in SunAmerica 51 to an affiliated entity by a combination of distributions and contributions./6/

     3. On or prior to the Closing Date, CLM VI will distribute the Generation Facility Interest to CLM X, and CLM X will distribute the Generation Facility Interest to CLM. On or prior to the Closing Date, CLM will distribute the Power Plant Interest and the Generation Facility Interest to CIM, and CIM will contribute the Power Plant Interest and the Generation Facility Interest to CIM Leasing.

     4. On or prior to the Closing Date, CIM will transfer the stock of CIM Leasing to AERG in exchange for a promissory note in the form of Exhibit B-5 hereto (the "AERG Note") and possibly cash (together, the AERG Note and the cash are referred to herein as the "AERG Consideration").

     5. On or prior to the Closing Date, CIM will distribute the AERG Consideration to CILCORP.

     6. On or prior to the Closing Date, CILCORP will transfer the stock of CIM to Resources in exchange for a promissory note in the form of Exhibit B-5 hereto (the "Resources Note") and possibly cash (together, the Resources Note and the cash are referred to herein as the "Resources Consideration").

     7. On or prior to the Closing Date, Ameren will cause each of CIM Air, CLM, CIM Leasing, CLM IV, CLM VI, CLM VII, CLM VIII, CLM X, CLM XI, and CLM XII to convert into Delaware limited liability companies
          (LLCs) and will cause CIM to convert into an Illinois LLC (the "LLC Conversions")./7/

     8. On the Closing Date, AERG will sell the CIM Leasing membership interest to the Buyer in exchange for cash which, for federal income tax purposes, will be treated as a deemed sale of the Equipment Interests.

     9. On the Closing Date, Resources will sell the CIM membership interest to the Buyer in exchange for cash which, for federal income tax purposes, will be treated as a deemed sale of the Non-Equipment Interests.

     10. On the Closing Date or within 24 months after the Closing Date, AERG will expend the cash received from the Buyer to reduce the AERG Note or will otherwise expend or invest such cash in accordance with Code section 1081(b).

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6    As noted, the purpose of these preliminary transactions is to transfer certain investments of CIM that are not among the Non-Retainable Interests to other Ameren affiliates. Ameren has not yet determined which affiliated entity will receive the interests in the Housing Credit Partnerships and SunAmerica 51.

7 Under the December 2003 Order, Ameren is authorized to convert its non-utility subsidiaries from one business form to another.

     11. On the Closing Date or within 24 months after the Closing Date, Resources will expend the cash received from the Buyer to reduce the Resources Note./8/

     The Proposed Transactions are intended to allow Ameren to comply with the Supplemental Order and to allow Ameren to match the unrecognized gain from the sale of the Lease Interests under Code section 1081(b) to certain subsidiaries of Ameren that have a sufficiently high tax basis in other similar classes of property such that the unrecognized gain can be fully absorbed by the basis reductions required by Code section 1082(a)(2). Ameren has requested that the Internal Revenue Service issue a private letter ruling confirming the federal income tax consequences of the Proposed Transactions. It is possible that the Internal Revenue Service may require that Ameren modify the Proposed Transactions to obtain the private letter ruling. The Proposed Transactions are deemed to include any such modification to the extent such modification allows Ameren to comply with the Supplemental Order and is otherwise acceptable to Ameren.

     1.5 Relief Requested. To the extent required, Ameren requests that the Commission authorize AERG to issue the AERG Note to CIM in consideration for the stock of CIM Leasing./9/

     In addition, in accordance with Code section 1081(f) and the Supplemental Order, Ameren requests that the Commission's further supplemental order in this proceeding confirm that (1) the proposed disposition of the Lease Interests through the Proposed Transactions will be a disposition for cash or cash equivalents in compliance with the Supplemental Order, (2) the application of the net proceeds to retire all or part of the AERG Note and the Resources Note will be a complete or partial retirement of securities representing indebtedness of AERG and Resources, (3) the amount of liabilities assumed and the amount of liabilities to which transferred property is subject upon the disposition of the Lease Interests through the Proposed Transactions will be an expenditure for property other than "nonexempt property" in compliance with the Supplemental Order, and (4) accordingly, each of the Proposed Transactions is necessary or appropriate to the integration or simplification of the Ameren holding company system and will effectuate the provisions of Section 11(b)(1) of the Act./10/

----------
8 It is contemplated that the retirement of the AERG Note and the Resources Note will occur on or shortly after the Closing Date.

9 Although the issuance of the AERG Note by AERG and the acquisition of the stock of CIM Leasing by AERG are not exempt under the Act, or otherwise approved under the terms of the December 2003 Order, such transactions are merely transitory steps in the sale of the Lease Interests to the Buyer and will have no permanent effect on the business or capital structure of AERG.

10 The Commission has issued orders making similar tax recitals in connection with other divestitures of non-utility properties in compliance with orders under Section 11(b)(1) of the Act. See, e.g., Progress Energy, Inc., et al., Holding Co. Act Release No. 27444 (Sept. 26, 2001); NiSource Inc., et al., Holding Co. Act Release No. 27525 (Apr. 29, 2002); and KeySpan Corporation, et al., Holding Co. Act Release No. 27541 (June 19, 2002).


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


ITEM 2. FEES, COMMISSIONS AND EXPENSES.
        ------------------------------

     The additional fees, commissions and expenses paid or incurred and to be paid or incurred in connection with the preparation and filing of this Post-Effective Amendment are estimated not to exceed $15,000.

ITEM 3. APPLICABLE STATUTORY PROVISIONS.
        -------------------------------

     Sections 6(a), 7, 9(a),10, 11(b)(1) and 12(b) and (f) of the Act and Rule 45 thereunder are or may be applicable to AERG's issuance of the AERG Note and the acquisition thereof by CIM and to the acquisition by AERG of the stock of CIM Leasing. As previously noted, these interrelated transactions are merely transitory and will have no permanent impact on the business or capital structure of AERG and therefore should be disregarded. The sole purpose of these transactions is to match the unrecognized gain from the sale of the Lease Interests to certain subsidiaries of Ameren that have a sufficiently high tax basis in other similar classes of property such that the unrecognized gain can be fully absorbed by the basis reductions required by Code section 1082(a)(2).

     The Proposed Transactions are also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of an EWG or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. These standards are met.

     Rule 53(a)(1): Ameren's "aggregate investment" (as defined in Rule 53(a)(1)) in EWGs as of March 31, 2005 was $648,458,825, or approximately 34.2% of Ameren's "consolidated retained earnings" (also as defined in Rule 53(a)(1)) for the four quarters ended March 31, 2005 ($1,897,198,494). Ameren does not currently hold an interest in any FUCO.

     Rule 53(a)(2): Ameren will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Ameren will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles. All of such books and records and financial statements will be made available to the Commission, in English, upon request.

     Rule 53(a)(3): No more than 2% of the employees of Ameren's domestic utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.


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


     Rule 53(a)(4): Ameren will submit a copy of each Application/Declaration relating to investments in EWGs and FUCOs and copies of any related Rule 24 certificates, as well as a copy of Ameren's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of Ameren's domestic utility subsidiaries.

     In addition, Ameren states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

ITEM 4. REGULATORY APPROVAL.
        -------------------

     The Proposed Transactions are not subject to the jurisdiction of any state commission or of any federal commission other than this Commission.

ITEM 5. PROCEDURE.
        ---------

     The applicants request that the Commission issue a notice of filing of this Post-Effective Amendment as soon as possible (unless the Commission concludes that no such notice is necessary) and that the Commission issue a further supplemental order in this proceeding as soon as practicable after the end of the notice period. The applicants further request that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The applicants hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission and consent to the participation of the Division of Investment Management in the preparation of the Commission's decision and/or order in the proceeding unless such Division opposes the matters covered hereby.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.
        ---------------------------------

     a.   Exhibits.
          --------

          B-4  -    Purchase and Sale Agreement between CILCORP and Buyer (to be filed by amendment).

          B-5  -    Form of AERG Note and Resources Note (filed herewith)

          E-6  -    Organizational Chart showing Ameren's relationship to Non-
                    Retainable Interest (Form SE - required paper format filing).

          G-1  -    Form of Federal Register Notice (filed herewith).

     b.   Financial Statements.
          --------------------

          FS-1 - Ameren Consolidated Balance Sheet as of December 31, 2004, and Consolidated Statement of Income and Consolidated Statement of Cash Flows for the year ended December 31, 2004


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


                    (incorporated by Reference to Ameren's Annual Report on Form 10-K for the year ended December 31, 2004) (File No. 1-14756).

          FS-2 - Ameren Consolidated Balance Sheet as of March 31, 2005, and Consolidated Statement of Income and Consolidated Statement of Cash Flows for the three months ended March 31, 2005 (incorporated by Reference to Ameren's Quarterly Report on Form 10-Q for the period ended March 31, 2005) (File No. 1-14756).

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS.
        ---------------------------------------

     The Commission's action in this matter will not constitute a major federal action significantly affecting the quality of the human environment. No other federal agency has prepared or is preparing an environmental impact statement with regard to the Proposed Transactions.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Post-Effective Amendment to be signed on their behalves by the undersigned thereunto duly authorized.

                                         AMEREN CORPORATION
                                         CILCORP INC.
                                         AMERENENERGY RESOURCES GENERATING
                                           COMPANY
                                         CILCORP INVESTMENT MANAGEMENT, INC.


                                         By: /s/ Steven R. Sullivan
                                                 ------------------
                                         Name:   Steven R. Sullivan
                                         Title:  Senior Vice President,
                                                 General Counsel and Secretary

Date: July 11, 2005


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